Exhibit 99.1

Cyxtera June 15, 2021

Corporate Speakers:

•	Sami Badri; Credit Suisse; Analyst
•	Nelson Fonseca; Cyxtera; CEO
•	Carlos Sagasta; Cyxtera; CFO

PRESENTATION

Sami Badri: Okay, great. I’m Sami Badri with Credit Suisse. Thank you for joining us for day two at the Communications Conference. And today we have, or at least this slot, we have Cyxtera Technologies, and I want to thank Nelson the CEO, and Carlos the CFO. Thank you both for joining us today.

Nelson Fonseca: No, thank you, Sami, great to be here.

Sami Badri: So -- absolutely, absolutely, thank you for joining us.

QUESTIONS AND ANSWERS

Sami Badri: So, I wanted to kick it off with -- for some people that are less familiar with the Cyxtera story. And just maybe if you were to give us a quick rundown on the portfolio summary. You guys have recently released a lot of public information about the company, the plans, the objectives, the locations.

Could you just give us that quick download for people less familiar with Cyxtera just to ramp up?

Nelson Fonseca: Sure, Sami, and thanks again for allowing us to participate in the conference. Hopefully, we can do this in person here next year.

So, a quick overview of Cyxtera at a glance. We’re the largest private retail data center company in the industry. We have over 61 data centers in 29 markets.

And we have data centers in the top 10 most attractive global data center markets. We have operations in North America, Europe, and Asia/Pacific. And we count on over 2,300 customers, mostly large enterprise and global service providers representing every major industry vertical. We’re focused on retail colocation, right.

Which to be successful in the retail colocation industry you need strong interconnection. We have that with over 40,000 cross connects across our platform. And innovation is really a key component to who we are at Cyxtera.

So, we focus on making the data center easier to consume and we’ve developed a couple of products, our digital exchange platform, and our bare metal platform that really make the data center easier to consume for our customers.

And I guess the last point that I would share, Sami, is we announced in February that we signed a agreement to merge with Starboard Value Acquisition Corporation. We expect that transaction to close here mid-year. At that time we’ll be trading on the NASDAQ with the ticker symbol CYXT.

Sami Badri: Got it, thank you. And maybe one housekeeping item for a lot of people on the conference call today. If you have a question there’s a button that says ask a question that will then prompt you to generate an email which will go directly to me. So, if you have a question, please shoot it my way.

So, to get into it, Nelson, I was hoping we could first cover the move to go public. A lot of private data center operators currently exist. For the most part most of them like being private because they’re mainly indexed to the hyper-scale or wholesale side to the -- side of the equation.

Nelson Fonseca: Yes.

Sami Badri: You guys are a little bit more on the retail, and smaller footprint per customer side of the equation. But why now versus maybe waiting a little bit longer as the portfolio stabilizes? What was the main motivation to go public at least now in 2021 versus considering maybe a slower or delayed go public profile?

Nelson Fonseca: Yes, so when we launched Cyxtera back in 2017, when we carved out the data center business from CenturyLink, now Lumen, we always felt that this platform needed to be public.

And that’s because of its scale, right, we’re the top private retail colocation provider today but we’re also in the top three post-merger in terms of the number of markets that we serve, the number of cross connects that we have, frankly, our interconnection revenue as a percentage of total revenue.

So, we have the scale, the company belongs public. As you know, Sami, we have some experience in managing public data center companies so we were in no hurry; we wanted to be very thoughtful on the process and the timing. And so, why now? Really, now is for two main reasons. First, was our performance in 2020.

We finished the carve out with Lumen at the end of 2019. 2020 was our first full-year of independent operations and you frankly see the results in our performance, mainly our sales performance. So, we know we’re at that inflection point, so the timing was good for us right now. And second, was the partner.

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We’ve had great support from BC Partners and Medina Capital since we launched Cyxtera. But the opportunity to also partner with Starboard, they have a great reputation as a public investor, they have great experience in creating value. And so, that was really why we decided, hey, now is the right time to go public.

As far as occupancy, look, for us that is the opportunity, right. We’ve seen the sales momentum, we see that that’s going to drive increased occupancy, and so that available capacity is what drives our organic growth. And, frankly, as a public company, we can augment that potentially with some inorganic initiatives.

So, that’s why we’re excited about going public now.

Sami Badri: Got it. And maybe just one quick maybe rabbit hole we’d like to go down is could you just recap the relationship with you and Lumen at this point in time? And give us just a quick summary on what remains. And for everyone who’s unfamiliar with Lumen, Lumen was formally CenturyLink.

Quick -- just a quick summary of the partnership or what the residual business looks like from a Cyxtera/Lumen perspective?

Nelson Fonseca: Sure, no problem. So, Lumen is a great customer of ours and a fantastic partner. They’re our largest customer today. As I mentioned, we carved out the data center business from Lumen. Today, the carve out is completely behind us, so we don’t depend on Lumen for anything.

We operate the company independently but we do have a long-term contract in place because we are a strategic partner of theirs. And they deploy their network infrastructure and some of their managed services infrastructure across our global footprint.

We have a multi-year contract in place with Lumen that we signed last year but which is an important milestone for the company. That added to our available capacity, Sami, because the amount of data center space that they needed the quantity went down but the pricing actually went up.

So, we were very happy to take some of that additional capacity at its current footprint and put it back in inventory for our -- our go to market and our standard sales motion.

Sami Badri: Got it, got it. I actually had an interesting question come in. I don’t think anyone’s asked this one yet but I think maybe, I’m not really sure if you can even answer it because it may look like you need -- might need some stats for this.

Nelson Fonseca: Yes.

Sami Badri: But does the Lumen footprint in the Cyxtera portfolio consume more electricity per rack on average? So, is it more power-dense than the rest of the portfolio? Or -- I feel like that’s a tricky one just because you actually need to be looking at a list of power densities.

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Nelson Fonseca: Yes, so I don’t have the specific stats, Sami, on the power density for CenturyLink. What I -- or Lumen. What I will say is, across the portfolio what the available capacity that we have today we’re very well balanced in available space and the available power. So, no real issues from our density perspective and meeting any sort of customer demand.

Sami Badri: Got it, got it. Maybe just shifting gears a little bit to pivoting to another topic is, you have made comparisons to peers, and major other data center operators have come up in the picture.

Could you just go through what differentiates Cyxtera from some of the key peers or data center operators that we are more -- a little bit more familiar with in the public market?

Nelson Fonseca: Yes, so look it's the intent of everything we do, we do and we look at through the customer lens, right. It's all about the customer experience for us. And so, as we go out there and go to market for enterprise and service provider customers we differentiate on three levels. I think the first is our global platform, right?

We have a diverse platform in 29 markets. There's a number of providers out there that are more regional in nature, so that gives us an advantage, right? We're located where our customers want to be, so that's kind of the first level of differentiation.

The second level comes with our deeply interconnected platform and our strong service provider ecosystem, right? So, we have a number of networks deployed across the platform, strong -- a strong ecosystem and so we provide our customers with significant options, whether it's cloud on-ramps, SaaS providers, network service providers for them to deploy their hybrid IT solution. So basically they came to a Cyxtera data center and connect with whatever business partner they need for their overall solution.

And then third comes our innovation. I mentioned this earlier. This is core to who we are. Frankly when customers are making decisions today about what data center company to partner with and where to deploy their infrastructure, they're making that decision not just on what they need today but what they're going to need for the next three to five years.

And so, our innovation portfolio, our digital exchange, our bare metal platform, the fact that we own that software and developed it in-house and can adjust it gives our customers confidence that they're going to be able to adapt with us as their business needs and requirements change.

Sami Badri: Got it. Got it. One other element of differentiation is you do have a metal product. Could you just kind of go over that with us and how that integrates into the overall Cyxtera business proposition and the sales motion?

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Nelson Fonseca: Yes, it's just another option for our customers because we built the digital exchange platform and we automated the network intradata center it allowed us to develop our bare metal platform. As you know some of the other providers acquired that capability. We developed that in-house.

And what it does is for those workloads that our customers don't want to have in the public cloud that they want to have in the data center, it gives them access to that infrastructure at the speed of cloud, right.

The data center has always had a great total cost of ownership, great security and great compliance for stable workloads, yet some of those workloads go to the public cloud because of timing, right. It takes too long sometimes to deploy in a data center. The bare metal product is tailored for those workloads where customers can deploy now and get the advantages of the retail data center but do so at the speed of cloud.

Sami Badri: Got it. Got it. Thank you for that. Switching gears again and want to get into more of the financials, bookings and accounting numbers. I know Carlos is probably getting very excited when we get into his subject. So maybe to kick it off first, I'm not really sure if this goes to Carlos first, but maybe Nelson you could take a stab, is your core bookings year-on-year growth was fairly robust in 2020.

And how does 2020 compare to 2021 or vice versa? We're trying to size up demand and how demand is flowing into the data center industries, specifically Cyxtera. Could you recap bookings and the booking strength that you guys are seeing in 2021 so far and compare that?

Nelson Fonseca: Sure. Well look, I -- let's start with 2020 right. So, when we compare 2020 to 2019 our year-over-year bookings growth was 39%, right. So, significant growth on the booking side and we also had very stable churn really at industry-best levels, right, for retail -- for retail providers.

We continued that momentum in the first quarter of '21 where we had 40% core bookings growth over the first quarter of 2020, right. So, we kind of sustained that momentum here starting in '21. I can't comment on bookings though Sami for the second quarter and going forward.

Obviously we're in that kind of sign to close period for the transaction but I can give you kind of some data points that will -- that will help you understand why we’re confident and excited about demand overall. Our pipeline going into the second quarter was very strong, the highest it’s been and so that’s very encouraging. Our channel partner activity, right, this is a very important part of our go-to-market motion, has also been very strong.

The adoption of our digital exchange and bare metal product that we just spoke a little bit about is also significant. And then lastly, we’re also seeing some real good new logo activity, right. In our industry 80% of bookings I think this is true across the industry comes from existing customers. We do very well with those customers but we’re getting a lot of interest and pipeline from new logos as well.

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Carlos, I’m not sure if there’s anything that you want to add to that?

Carlos Sagasta: No, Nelson, I think you covered it. Thank you.

Sami Badri: Got it. When you look at the composition of bookings, what percentage of that is coming from new customers versus existing customers expanding their footprints?

Nelson Fonseca: Yes, really that 80/20 rule applies to us, Sami. Where existing customer growth is about 80%, 20% comes from new logos. Now that’s a -- that’s on average over a period of time. In any given quarter, that can fluctuate a bit but when you look at it over a couple of quarters that’s been pretty standard. Now obviously with our channel partner activity we would love to get that new logo percentage up.

That’s something that we’re working hard towards because we know with the service that we provide our overall customer experience, if we get a new logo in the door they tend to grow with us, right. So that’s a significant focus of ours.

Sami Badri: And then one other follow-up to that is when you look at the customer types that are coming more recently, what are some of the main types of customers that at enterprise or a traditional enterprise, financials, service provider. What is kind of like the big uptick where are you seeing that in the customer type size?

Nelson Fonseca: Sami, that’s a great question. We look at it again from the customer lens and what’s really driving the adoption and demand in our data centers is digital transformation, right, enterprise digital transformation. They’re deploying hybrid solutions to be able to accommodate and adapt to new technologies and the service providers are deploying to meet that demand. So frankly from the way we view it and what we’re seeing in our results is it’s pretty consistent across the board.

We’re not dependent on any one vertical, right, it’s horizontal growth. We’re not dependent on any one region. We’re seeing pretty good demand across all of the regions as well. So, yes financials are strong, we have a significant federal vertical as well. But I wouldn’t call out any one particular vertical that’s driving more demand than the others. It’s pretty stable across the board.

Sami Badri: Got it. Got it. I wanted to shift to learn more and double click on your interconnection platform. So the big thing, I think when you guys first came out the gate, this was probably about two years ago, CXD was out and you guys had -- actually you already alluded to it earlier regarding your interconnection platform and the differentiation. Can we just go over that and revisit the cross connects that maybe where your benchmarked from a number of cross connects to your peers?

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And maybe just double click again also on the CXD -- it might be actually rebranded and I’d have to double check all the terms in the industry. But, yes, maybe we could go over interconnection.

Nelson Fonseca: Sure, so yes, CXD has been rebranded. So when you hear me talk about Digital Exchange that’s really what CXD is today. So just to kind of eliminate that confusion.

Sami Badri: I should be happy that I remembered it existed and that it was rebranded, I just didn’t bring it all full circle.

Nelson Fonseca: I am and I know our product and marketing guys are as well, Sami. So that -- no doubt about that. So, look, we have a strong -- interconnection is core to our business, right. I don’t think you can be successful in the retail colocation industry without strong interconnection, right.

So, that's an important focus of ours. We have over 1,000 networks deployed across our data center footprint, 240 unique network service providers across the data center footprint. And so with that strong interconnection that led to the development of Digital Exchange, formerly CXD.

And what Digital Exchange is it's a multi-tenant, highly scalable, highly secure interconnection platform. It's software driven, it's software defined. We developed this in-house and it's all API driven.

And so what it allows customers to do is to dynamically create secure low-latency connections to any of the customers in a given market for Cyxtera and to leverage some of our network partners to also create low latency connections across different markets in the footprint. We don't do long-haul network.

We've only interconnected the data centers when we have multiple data centers in one market. This is something that our customers are gravitating towards. They're connecting in rapid fashion to enterprises and service providers in those data centers to create business relationships, right. It's all about hybrid IT and connecting to the business partners that they need to be successful. We call those east-west connections.

And so we love that because enterprises grow their number of cross connects or virtual ports, right. Is what we would call them in the Digital Exchange. It's what they consume on the digital exchange. They create more ports as they connect with more of the service providers.

But the other side of the coin is almost as exciting as that service providers deploy more and more of their infrastructure in our data centers to meet that demand that they're getting from enterprises. So, Digital Exchange is the foundation for our interconnection platform. Because we've automated that, it allows us to then create products like bare metal, right. Because now we can use that network automation to deploy bare metal servers.

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We can also -- it's what the core foundation is for our FEDRamp capabilities as well, right. Because we own that software we can continue to evolve and I think that's a real differentiator for us in the market place here. Some of other providers may white label some of those capabilities, they may have to acquire those capabilities. This is what I mean about future proofing our solutions and why customers are continuing to come Cyxtera.

Sami Badri: Got it. Got it. So now I'm definitely shifting into a topic that Carlos can excited about. I wanted to talk about -- a little bit about margins. And the -- when we look at a headline basis we do see that Cyxtera's margins on an adjusted EBITDA basis are slightly lower than the public peer group. So how should we plan to see your business roadmap to expand those operating margins or at least adjusted EBITDA margins over time?

Carlos Sagasta: So Sami, I think the one challenge that we have for just the straight adjusted EBITDA percentage when we come to margins is that our portfolio still is in the early stages of development and as such you have two factors going into that number.

The first one is the ownership structure and the fact that we're still predominantly leased -from that perspective, has an impact there. That’s why when we disclose information we disclosed EBITDAR margins, which we think normalizes with the rest of our peer group and that's a more apples-to-apples metric. And then obviously when you start from that perspective we're still catching up to the peer group. We believe that by 2025 we're going to be in line with that high 40s kind of profitability margin that you see from our peers.

And what's going to drive that transition from where we are today to that high 40s, low 50s is going to be our utilization story, right. Today sitting at 67%, 68% utilization you should expect to have some of those margins that we're showing today. As we creep closer to that 80% target you should see it very much in line with our peers. So inherently we have the model that doesn't have any weaknesses when compared to our peers, and so we believe that we can be on par with our peers when it comes to profitability at comparable utilization rates.

Sami Badri: Got it. Got it. And then one thing about the kind of Cyxtera philosophy about owning versus renting. You got -- you mentioned you are in the early stages of your portfolio construction and development of your properties. Is there an internal mantra or philosophy around how you want treat asset ownership or rental over time? Is there a kind of a direction you want to go with that kind of ownership structure or rental structure?

Nelson Fonseca: So, Sami, Carlos let me jump in first and then feel free to augment. Look, again, I’ll always -- we’re all about the customer experience so the number one thing for us is we need to have control of the data center, right. From a security perspective, from an ingress and egress for security and network. So whether we own the asset or lease the asset, from a customer perspective it’s not -- it’s not important to us as long as we have control.

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Now from a financial perspective, I’ll let Carlos kind of address how we view maybe increasing the ownership of our assets and whether that’s the best use of our -- of our capital at this time. But go ahead, Carlos.

Carlos Sagasta: Yes, so just to finish up what you said, Nelson. Our philosophy is still driven by our ROI so we’ll do the things that provide the best ROI for the capital lease. (Inaudible) very disciplined from a capital deployment perspective and we’re going to be chasing opportunities that we believe strengthen our ROI profile going forward. So we don’t have a specific target of owned versus lease or (inaudible). When it comes to ROI and very opportunistic when it comes to specific properties.

Sami Badri: Got it. Got it. Thank you for layering that in. I did get one question on your utilization target and your utilization plans. The question is could you reiterate kind of like what the utilization target is of the portfolio? You mentioned that the assets have a lot of utilization or available capacity to go to hit utilization targets.

And then there is kind of a sub-question there. The second part of the question is that do you have the right kind of contiguous space for a lot of customers to come in and kind of like what is the -- what is the general size of contiguous space that people are looking for? I think that’s kind of always like the retail colocation big question is how does it all fit in? And if it does all fit in how much of it has to be contiguous? And hopefully we can go from there.

Nelson Fonseca: Yes, so, Sami, let me -- let me start and then Carlos can chime in and add some additional color. So the available capacity that we have across the footprint can meet our customer demands from a power density perspective and from a contiguous capacity perspective. There are four markets that we’ve already disclosed that we will be adding capacity.

That would be Chicago, London, Silicon Valley and Singapore. And those four markets are the ones that have higher occupancy rates and we want to make sure that we have the supply available -- the contiguous supply available to meet customer demand. But that’s four of the 29 -- of the 29 markets.

And then so -- in the rest of those markets we feel very comfortable with our power density capabilities and our contiguous -- and our contiguous space. And then we have very efficient ways to grow that capacity in the four markets that I mentioned. And so we’ll be kind of looking at the pipeline, looking at the supply demand dynamics on -- and when to actually pull the trigger on the expansion in those -- in those four markets.

Carlos, I’m not sure if there’s anything that you want to add there?

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Carlos Sagasta: I think you had it covered.

Sami Badri: Got it. So I wanted to pivot a little bit into contracts and renewals. So, can you just give us an idea on what contract or lease renewal spreads you have been seeing for the company in 2021 and 2020? Just to kind of give us an idea on kind of what the market is doing, how customers are evolving, what prices they're paying and any kind of commentary you can give us on spreads that you're seeing in the business?

Nelson Fonseca: Yes Sami, so the way we approach renewals is our bookings and churn numbers take into account any either increase in contracted recurring revenue or decrease in contract recurring revenue at the renewal time, right. So, we include that all in our numbers, it's a very complete definition of bookings and churn. And so the best indicator I can give you is when you look at our bookings growth year-over-year and our stabilized churn that kind of shows you how exactly we're performing kind of with our customers. So, that's kind of one important data point.

The other is obviously being retail focused our contracts tend to be -- our renewals tend to be multiyear as well and we always -- not always -- but the vast majority of times have our annual contract escalators as part of the renewal as well, right. So, the renewal point for us is actually a strong point of interaction with our customers because of what they're getting in our facilities and the value that we're adding.

Sami Badri: Got it. Got it. Now shifting gears a little bit, so I think the big thing with the retail colocation and the data center industry as a whole is growth is very clear and enterprise spending and spending all together is also kind of heading in the right direction. But when you try to think about the headwinds that your business could potentially could through in 2021 and 2022 where would you kind of start to unpack or identify the right headwinds from an investment perspective? We can go through that a little bit.

Nelson Fonseca: Yes look, as you mentioned, the tailwinds in this industry are strong, right? So when I look at what are the potential headwinds or potential challenges for our business really the number one challenge was the carve-out from Lumen, right. That was something -- carve-outs are complex. This one was complex. But now that we have all of that behind us and we're operating totally independent we don't really have significant headwinds.

Now in the industry in general - what is always a potential headwind? The supply demand dynamics in any given market could be a challenge, right, for a period of time if you have too much supply and not enough demand that could happen. I think we're kind of shielded from that somewhat for two main reasons.

One, the diversity of our portfolio, right, being in 29 markets. We're not as dependent on any given market as maybe some of our more regional competitors or regional peers. So I think that's a very important point. And this is where the available capacity comes in as well, right? We don't have any sort of supply chain challenges either.

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We have the available capacity across the footprint to hit our growth objectives, right. The growth plan that we put out there is organic in nature. It hasn't taken into account inorganic initiatives, and so we view it as we have the capacity in place in all of those markets to really drive that organic growth plan and as we finalize the merger hopefully augment that with some inorganic initiatives.

Sami Badri: Got it. Got it. So thank you for hitting that. And we did get a question in regarding filing as a REIT. So, I think I've heard your response in the past regarding filing as a REIT. But, I guess if there was a point in time in the future that you would file or securitize as a REIT, what do you need to see from a portfolio perspective to finally kind of hit go on that direction?

Nelson Fonseca: So look, I think Carlos and I have been pretty consistent on the fact that becoming a REIT is something that we can do. There's nothing stopping us from becoming a REIT. Right now it doesn't make any sense for us to do that because of -- because of our tax situation. So, we can do it but to get into the exact details of what we would need to see to pull the trigger on that would be a little premature in my opinion.

I don’t know, Carlos, if you want to add a little bit of color on that but I think setting any expectation on when -- if and when we would do that at this stage is probably a little premature.

Sami Badri: Got it.

Carlos Sagasta: Yes, I think that’s fair. And keeping in mind that our NOL runway is still easily around seven years. And that’s why it’s something that we aspire to do, we see value in becoming a REIT but I think the short-term and the medium-term are far more important in terms of developing the business. And then I think REIT conversion will come naturally.

Sami Badri: Got it, got it.

There is a question that came in regarding expansions. New developments or comparing/contrasting between expansions and new developments.

So, what has been the Cyxtera philosophy on showing up into a new market, new -- developing new construction, or expanding existing facilities? What has been the house view on what to do in those specific situations?

Nelson Fonseca: Yes, Sami, so, I think we -- I would separate what we’ve done to date to what we can do going forward, right. Because I think there is a distinction there. I think to date what we’ve done is expand in our current markets for the most part.

We did open a new market in Amsterdam, and so, as we look to open new markets we’re going to do that and really focus on international markets. We have experience building greenfield facilities. So, again, when we decide, I think the first decision is always do we want to go into a new market and if so, what’s the best way to do that.

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We can acquire an existing facility, we can build, we can lease, really what makes the most sense financially. And then when we’re in an existing market we obviously want to expand in proximity to where we already have infrastructure, right. That allows us to take advantage of our network connectivity and our -- and our operations personnel.

And so, we don’t have a specific defined way to go to -- to expand. I think that’s the beauty and the flexibility of our platform that we can expand in multiple different ways and to Carlos’ point a little earlier is, we’re going to be very judicious. And in looking at the best way to expand every time we make one of those expansion decisions.

Sami Badri: Got it.

There is a question here about your U.S. federal business exposure. And I think maybe just to nest in a little bit more color. You guys do have a federal operation in Virginia, could you just tell -- this is what the question is really asking.

Nelson Fonseca: Yes.

Sami Badri: Is as you see federal or U.S. government-related tailwind spending, right, from the new administration, new mandates, new municipal state, budget funding like all these macro-government driven initiatives. How does Cyxtera -- how is Cyxtera positioned to benefit from these types of multi-year tailwinds?

Nelson Fonseca: I think we’re very well positioned, Sami. The team, as you know, has a lot of experience in the federal government sector. We’ve got the products in place with our FEDRamp initiatives. And we’re out there aggressively partnering with different companies to go and take advantage of some of the demand from the federal -- from the federal government.

The federal government is no different than any large enterprise, they’re just larger. They still need to solve their problems in a hybrid IT fashion. They still need to connect to those business partners.

And so, the retail nature of our portfolio and the digital exchange capabilities, which allowed us to develop our FEDRamp capabilities are really in the sweet spot for the federal government. And this is something that we believe is a big organic driver to our growth in future years.

Sami Badri: Got it, got it. We did have a question come in on operations while this is going to kind of combine the operations and how your business is laid out with effects of COVID-19. So has anything really changed in terms of the way that you’re going to be do -- doing things as a company in the future, take into account COVID-19 from like a sales or operations perspective?

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Nelson Fonseca: Well, look, any time we mention COVID-19, Sami, the first thing I want to do is thank our team for all the hard work that they put in during the pandemic. When many were working from home, our data center personnel was in there making sure that the infrastructure was working for all our customers and they were very resilient and they did a fantastic job. And so that’s kind of first and foremost there on COVID-19.

We’ve been luckily not impacted by that from an operational perspective. We are - obviously data center tours, things of that nature that are important from a marketing perspective, did change, and so we quickly adjusted to do more virtual tours, right, to give customers leveraging some different technologies, to give customers better visibility into their infrastructure, we developed our new portal.

These are all ways for customers to still be engaged and actively participating in their environment and our data centers without having to be physically present in our data center. So that’s really the approach that we’ve taken, but we haven’t really experienced any change or any negative impact to our overall operations.

Sami Badri: Got it, got it. And then maybe just one final question from me just to kind of conclude, when you look at your digital exchange and some of the other kind of value ad services and offerings you guys have been talk -- on top of colocation, are you guys exploring to expand those offerings or the breadth of those offerings, or are you more likely to focus your time and attention on colocation and more footprint and more capacity additions.

Nelson Fonseca: Actually, I think it’s a great question to end up on Sami because I want to be very clear. Digital exchange is just about interconnection, and automating that interconnection -- and bare metal is really colocation. We are not doing managed services. In fact, some of the fastest adoption of our bare metal capabilities are coming from service providers, from managed service providers that need to deploy infrastructure faster in the data centers to meet their customer demand.

So we’re going to be focused on colocation. We see bare metal as an evolution of retail colocation and we see digital exchange as an evolution of interconnection, but that will be the sole focus of the company and the sole focus of our innovation going forward.

Sami Badri: All right, great. Well, Nelson, Carlos, and Nathan, thank you all, all three of you, for joining us today. I appreciate your participation. I’m looking forward to continuing the dialogue.

Nelson Fonseca: You got it, Sami. Thank you very much, really do appreciate it.

Carlos Sagasta: Thank you, everybody.

Sami Badri: Thank you. Thank you.

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